

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William Street
Corning, New York 14830

      Re: Corning Natural Gas Holding Corporation
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed December 23, 2014
               File No. 333-190348

Dear Mr. German:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief